EXHIBIT 99

Contact Information:

Brenda Ropoulos, Director of Corporate Relations
(510) 574-2508


**New Product Revenue Drives Profitable Quarter for
Network Equipment Technologies, Inc.**
New Products Comprise More Than 15% of Product Revenue


***Fremont, CA,* October 15, 2003** — net.com (NYSE: NWK), a global provider of multiservice networking and service creation platforms, today reported its results for the second quarter of fiscal 2004 ending September 26, 2003. New product revenue contributed to another profitable quarter despite total revenue being adversely affected by delays in the processing of the government's fiscal year-end procurements due to hurricane Isabel.

Total revenue for the second quarter of fiscal 2004 was $31.9 million, compared to $28.1 million for the same period last year, an increase of 13.8 percent, and $34.1 million in revenue in the first quarter of the current fiscal year, a decrease of 6.3 percent.

Total product revenue for the second quarter of fiscal 2004 was $27.8 million, compared to $23.1 million for the same period last year, an increase of 20.3 percent, and $29.3 million in the first quarter of the current fiscal year, a decrease of 5.2 percent. New products—SCREAM broadband services platform and SHOUTIP for voice over IP (VoIP) services— represented more than 15% of product revenue, and nearly 14% of overall revenue. Details follow under Quarterly Highlights.

The Company reported net income of $0.4 million, or $0.02 per share, compared to a net loss of $6.9 million, or $0.31 per share, for the same period of fiscal 2003. This compares to net income of $1.6 million, or $0.07 per share, in the first quarter of the current fiscal year. Financial results for the first quarter of the current fiscal year included a gain of $1.5 million from additional earn-outs related to the sale of the Federal Services Business in fiscal 2001.

Total revenue for the six-month period ending September 26, 2003 was $66.0 million, compared to $55.3 million for the same period last year. Net income for the current six-month period was $2.0 million, or $0.08 per diluted share, compared to a net loss of $15.8 million, or $0.71 per share, for the same period in fiscal 2003.


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Bert Whyte, net.com's president and CEO noted, "We are pleased that our new products are beginning to gain traction in the market. This represents the first time that new products have exceeded 10% of revenue as we saw sales of these products to all of the company's targeted markets, with particular strength in government. Our new products are finding important new applications within the government, including deployments of SCREAMlink, as highlighted by today's NATO announcement."

John Batty, net.com's chief operating officer, commented, "We remain focused on our strategy of 'base hits' successes with our installed customer base while expanding the scope of testing and trials of our new products in order to gain traction with new customers. We also continue to focus on profitability with tight expense controls and supply chain cost reduction initiatives that are yielding higher gross margins."

Quarterly Highlights

- Contract signed for new NATO Bandwidth Manager Equipment, announced separately today. The initial deal includes Promina, SCREAM and SCREAMlink equipment for all 19 NATO-member nations.

- An additional order from General Dynamics for the USAF TDC/ICAP network. This multi-million dollar order, purchased on General Dynamic's long-term TDC/ICAP contract that specifies net.com's Promina equipment, is for another expansion of the United States Air Force's theater deployable node program.

- New SCREAM orders for several Federal defense and intelligence customers. Uses are primarily for ATM switching and/or bandwidth management.

- Several new SHOUTIP wins in various market segments address new applications. Most significantly, we have successfully introduced secure voice over IP via very low speed satellite connectivity with our proprietary technology. Products are in final test with a defense customer. Other applications include hosted call centers, and an Internet gateway for PBX communications that enables companies to extend the life of their legacy PBX equipment. Additionally, SHOUTIP was certified for connectivity to Siemens PBX platforms under the Siemens HiPath Ready Program.

- Confirmation of pricing and extension of rights to multiple versions of Cisco's IOS, or Internetworking Operating System, as announced separately today.

Conference Call

Management will discuss the quarter's results in a conference call beginning today at 2:00 p.m. PDT. The toll-free number to participate in the conference is 800-603-9684, password "net.com." Additionally, the conference is being webcast live from the company's website, www.net.com (go to "Investor Relations" under "Company"). Slides that accompany the prepared discussion will also be available on the website. Participants are advised to log in early to the website to download slides and media plug-ins, if needed, and perform webcast system compatibility tests. Live Q&A at the conclusion of prepared remarks will be conducted from the conference call only.

About net.com

Network Equipment Technologies, Inc., doing business as net.com, develops and delivers service creation platforms for broadband, Internet protocol (IP) telephony, and multiservice networks. An architect of the networking industry, net.com has been supplying service providers, governments and enterprises around the world with bullet-proof networking technology for more than 20 years. net performance. net results. net.com.

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Promina, SHOUTIP, and SCREAM are registered trademarks, and net.com is a trademark of Network Equipment Technologies, Inc. Cisco IOS is a registered trademark of Cisco Systems, Inc.

Forward looking statements
Statements made in this press release other than statements of historical fact are forward-looking including, for example, those relating to products and applications, existing and future customers, operations, and relationships. Investors are cautioned that these statements are based upon current expectations, forecasts and assumptions that involve risks and uncertainty that may cause actual results, events or company performance to differ materially from those expressed or implied in the forward-looking statements. Among other risks and uncertainties, our new products have not achieved broad market acceptance and future sales of such products may fluctuate dramatically; customer testing and trials of our new products can be lengthy and might not lead to additional sales; new applications for our products, even if adopted by some customers, might not have broad usage; and many of our current and prospective customers are restricting spending, which could negatively affect our earnings in future quarters. The factors identified in net.com's filings with the Securities and Exchange Commission, including Forms 10-K and 10-Q, could also affect the forward-looking statements contained in this press release. net.com disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

(Note to editors: Tables follow.)

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Quarter Ended,		Six Months Ended,	
	Sep 26, 2003	Sep 27, 2002	Sep 26, 2003	Sep 27, 2002
Revenue:	(unaudited)		(unaudited)	
Product	$ 27,776	$ 23,095	$ 57,073	$ 45,096
Service and other	4,164	4,971	8,968	10,198
Total revenue	31,940	28,066	66,041	55,294
Costs of sales:				
Cost of product revenue	11,013	14,074	23,367	25,100
Cost of service and other revenue	3,607	4,801	7,565	9,733
Total cost of sales	14,620	18,875	30,932	34,833
Gross margin	17,320	9,191	35,109	20,461
Operating expenses:				
Sales and marketing	7,264	7,883	15,118	16,399
Research and development	6,949	6,684	13,789	13,167
General and administrative	2,442	2,907	5,190	5,772
Restructuring costs	-	1,002	266	1,172
Total operating expenses	16,655	18,476	34,363	36,510
Income (loss) from operations	665	(9,285)	746	(16,049)
Other income (expense)	(68)	(18)	1,519	7,181
Interest income (expense), net	(197)	112	(290)	350
Income (loss) before taxes	400	(9,191)	1,975	(8,518)
Tax benefit	-	(2,304)	(15)	(2,329)
Income (loss) before accounting change	400	(6,887)	1,990	(6,189)
Cumulative effect of change in accounting principle relating to goodwill	-	-	-	(9,592)
Net income (loss)	$ 400	$ (6,887)	$ 1,990	$ (15,781)
Per share data:				
Income (loss) before accounting change:				
Basic	$0.02	$(0.31)	$0.09	$(0.28)
Diluted	$0.02	$(0.31)	$0.08	$(0.28)
Cumulative effect of change in accounting principle relating to goodwill - basic and diluted	$ -	$ -	$ -	$(0.43)
Net income (loss):				
Basic	$0.02	$(0.31)	$0.09	$(0.71)
Diluted	$0.02	$(0.31)	$0.08	$(0.71)
Common and common equivalent shares:				
Basic	23,066	22,376	22,939	22,336
Diluted	24,342	22,376	23,976	22,336

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Sep 26, 2003	Mar 28, 2003
Assets	(unaudited)	
Cash and Investments	$ 94,363	$ 94,568
Accounts receivable, net	25,270	14,574
Inventories	11,998	14,569
Prepaid expenses and other assets	4,430	4,110
Total current assets	136,061	127,821
Property and equipment, net	33,246	34,486
Software production costs, net	-	5
Other assets	2,260	2,506
	$ 171,567	$ 164,818
Liabilities and Stockholders' Equity		
Accounts payable	$ 9,137	$ 5,427
Other current liabilities	16,045	18,081
Total current liabilities	25,182	23,508
Long term liabilities	1,930	1,770
7 1/4% convertible subordinated debentures	24,706	24,706
Stockholders' equity	119,749	114,834
	$ $171,567	$ $164,818